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                                                                    Exhibit 3.2C


                              TRANSMONTAIGNE INC.
             Resolutions Adopted By Consent to Corporation Action
                            Dated October 30, 1998


Pursuant to Section 3.1 of the By Laws, the number of directors shall be increased from 7 to a total of 8, effective October 30, 1998.

Pursuant to Section 3.3 of the By Laws, Simon B. Rich, Jr. be and hereby is elected as a Director of the Company effective the day and date immediately following the day and date of the closing of the transactions contemplated by that certain Stock Purchase Agreement dated as of September 13, 1998 by and between the Company and Louis Dreyfus Corporation, to serve in such capacity until the next annual meeting of Shareholders, or until his successor is duly elected and qualified.